CERTIFICATE OF QUALIFIED PERSON

Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, February 29, 2012

I, John K. Cooper, of 2252 S. Fairdale Avenue, Casper, Wyoming, USA, do hereby certify that:

•	I am a Production Geologist for Ur-Energy USA Inc. 5880 Enterprise Drive, Suite 200, Casper, Wyoming, USA. I have worked in this capacity for the Company for four and one-half years.
•	I graduated with a Bachelor of Science degree in Geology in 2001 and with Master of Science degree in Geology in 2004. Both degrees were earned from East Carolina University (ECU) in Greenville, North Carolina.
•	I am a licensed Professional Geologist (PG-3753) for the state of Wyoming as defined by the National Association of State Boards of Geology (ASBOG).
•	I have worked as a Geologist for a total of seven years and as a Professional Geologist (PG) for one year. Over six and one-half years of my geologic experience has been in evaluation, development and ISR mining of uranium roll front deposits.
•	I am a Registered Member of the Society of Mining, Metallurgy, and Exploration (SME) (Member Number 4145436).
•	I have read the definition of “qualified person” set out in National Instrument (NI) 43-101 and certify by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
•	I recently visited the Lost Creek Property on December 19, 2011 and stayed for approximately seven hours as I attended to work matters. Prior to this visit, I have visited the Property numerous times as a function of my position with Ur-Energy and I have an intimate working knowledge of the Property and its geology.
•	I am responsible for sections 1-2, 4-15 and 23-28 of this Lost Creek Preliminary Economic Assessment.
•	I am employed by Ur-Energy USA Inc. and therefore am not independent of the issuer.
•	For the last four and one-half years, I have been involved with the project geology for the Lost Creek Property.
•	I have read the NI 43-101 and sections 1-2, 4-15 and 23-28 of this Lost Creek Property Technical Report have been prepared in compliance with NI 43-101 and Form 43-101F.
•	As of the date of this Certificate, to the best of my knowledge, information and belief, the Preliminary Economic Assessment contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

 Dated this 29th day of February, 2012

Signed and sealed

/s/John K. Cooper, SME Registered Member 4145436

John K. Cooper, SME Registered Member 4145436